UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA Reports Q1 2024 Results

Normalized EBITDA of BRL 23.5 million

Strict cost control led G&A as % of revenues to 14.7% in Q1 24 from 17.6% in Q1 23

São Paulo, July 15, 2024 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX solution in Latin America empowering companies to craft personal, engaging and fluid experiences throughout the customer journey, today reported its operational and financial metrics for the first quarter of 2024.

Cassio Bobsin, Founder & CEO of ZENVIA, said: “The highlight of this first quarter of 2024 was the soft launch of Zenvia Customer Cloud for select clients. This platform represents the future of our CX SaaS solutions and fulfills the plan outlined three years ago, in our IPO. Zenvia Customer Cloud is a unified multichannel solution that empowers B2C companies to sell more and serve better with full automation, integration and communication across the customer journey. With this solution fully deployed, we will be ready to unlock solid and profitable growth while gaining actionable insights about our customers with AI-enabled automation, boosting productivity for the whole journey.”

Shay Chor, CFO & IRO of ZENVIA, said: “Our first quarter 2024 results came in line with our expectations, with a combination of revenue growth and strict expense control that resulted in an EBITDA of BRL 23.5 million, allowing us to reaffirm our BRL 120 million to BRL 140 million guidance for 2024. Following our recent capital raise and debt refinance, which brought us closer to achieving an optimal capital structure to support our strategic objectives while maximizing shareholder value, we are now planning to finalize integrations, deliver growth and keep deleveraging the business. We appreciate your continued trust and support as we move ahead, committed to building a profitable and exciting future for Zenvia.”

Key Financial Metrics (BRL MM and %)	Q1 2024	Q1 2023	YoY
Total Active Customers(1)	13,257	13,292	-0.3%
Revenues	212.6	179.0	18.8%
Gross Profit	80.9	78.9	2.4%
Gross Margin	38.0%	44.1%	-6.1p.p.
Non-GAAP Adjusted Gross Profit(2)	93.6	92.5	1.3%
Non-GAAP Adjusted Gross Margin(3)	44.0%	51.6%	-7.6p.p.
Operating Loss (EBIT)	-9.4	-12.3	-23.9%
Adjusted EBITDA(4)	13.4	7.8	71.6%
Normalized EBITDA(5)	23.5	7.8	200.2%
Loss for the Period	(55.9)	(16.8)	n.m.
Cash Balance	71.5	159.0	-55.0%
Net cash flow from (used in) operating activities	(12.9)	99.6	n.m.

(1)	We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer.
(2)	For a reconciliation of our Non-GAAP Gross Profit to Gross Profit, see Selected Financial Data section below.
(3)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.
(4)	For a reconciliation of our Adjusted EBITDA to Loss for the Period, see Selected Financial Data section below.
(5)	For a reconciliation of our Normalized EBITDA to Loss for the Period, see Selected Financial Data section below.

Highlights Q1 2024

●	Revenues totaled BRL 212.6 million, up 18.8% when compared to BRL 179.0 million in Q1 2023 as a result of both SaaS (+12% YoY) and CPaaS (+23%) expansion. CPaaS expanded SMS volumes mainly with large enterprises, while SaaS saw growth from both SMBs and large enterprises, with a stronger participation from the latter.

1	Earnings Release | Q1 2024

●	Non-GAAP Adjusted Gross Profit of BRL 93.6 million was up 1.3% YoY while Non-GAAP Adjusted Gross Margin was down 7.6 percentage points to the expected level of 44.0% YoY as highlighted in our guidance for 2024. This decrease is due to:
(i)	Higher mix of CPaaS in the period, mainly from large enterprises with lower margins; and
(ii)	Lower SaaS margins, which also grew in large enterprises with lower margins, combined with an increase in infrastructure costs related to the final phase of integration of acquired companies.
●	Total number of active customers remained unchanged at 13.3k, being 7.1k from SaaS and 6.5k from CPaaS.
●	Normalized EBITDA was positive BRL 23.5 million in the quarter, up 200.2% from Q1 2023, benefited by higher revenues and expense control.
●	On March 11, 2024, we soft launched Zenvia Customer Cloud for select clients. The platform will be rolled out to the whole client base throughout the year. Zenvia Customer Cloud is a unified, multichannel solution that centralizes and stores customer data, facilitating management, communication, and relationship building with end consumers, enabling companies to manage and provide personalized, engaging, and seamless experiences across the customer journey.

Subsequent Events

●	By the end of April 2024, Zenvia raised R$ 40 million in additional funding with local Brazilian banks, following the liabilities management announced in February.
●	On May 2, 2024, Zenvia announced the hiring of Mr. Gilsinei (Gil) Hansen for the newly-created role of Chief Revenue Officer (CRO), reporting to Cassio Bobsin. The new role was created to consolidate the current segments into one single Business area which will be responsible for the entire customer journey. The new area will be organized by customer profile/segment instead of by solution/product, with a focus on strengthening the Company’s integrated offering, improving experiences for all customers, and driving profitable growth. Mr. Hansen will also oversee two important growth initiatives: the rollout of Zenvia Customer Cloud and the Company's international expansion.
●	On June 20, 2024, Zenvia launched its Generative AI Chatbot. A game-changing solution that revolutionizes chatbot development, making it as simple and intuitive as a personal interaction and accessible to businesses of all sizes looking to improve and automate customer service. Key highlights include easy customization and efficient integration with multiple communication channels, ensuring a superior solution for all customer needs.

SaaS Business

SaaS Key Operational & Financial Metrics (BRL MM and %)	Q1 2024	Q1 2023	YoY
Revenues	76.8	68.6	12.0%
Gross Profit	30.6	32.9	-7.1%
Gross Margin	39.8%	48.0%	-8.2p.p.
Non-GAAP Adjusted Gross Profit (1)	43.4	46.4	-6.6%
Non-GAAP Adjusted Gross Margin(2)	56.4%	67.7%	-11.3p.p.
Total Active Customers(3)	7,139	6,446	10.8%
(1)	For a reconciliation of the Non-GAAP Adjusted Gross Profit of our SaaS business segment to Gross Profit of our SaaS business segment, see Selected Financial Data section below.
(2)	We calculate Non-GAAP Adjusted Gross Margin of our SaaS business segment as Non-GAAP Gross Profit of our SaaS business segment divided by revenue of our SaaS business segment.
(3)	We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer.

2	Earnings Release | Q1 2024

In Q1 2024, our SaaS business Revenue went up 12.1% YoY to BRL 76.8 million, compared to BRL 68.6 million in Q1 2023. The client base increased by 11%. SaaS saw growth from both SMBs and large enterprises, with a stronger participation from the latter.

As a result, Q1 2024 Non-GAAP Adjusted Gross Profit was down 6.6% YoY to BRL 43.4 million from BRL 46.4 million. The increase in revenues mainly from large enterprises that carry lower margins, coupled with an increase in infrastructure costs related to the final phase of integration of the acquired companies, and our expansion plans, resulted in lower Non-GAAP Adjusted Gross Margin from SaaS, down 11.3 percentage points YoY to 56.4%, reaching our expected target margin for SaaS for the period.

CPaaS Business

CPaaS Key Operational & Financial Metrics (BRL MM and %)	Q1 2024	Q1 2023	YoY
Revenues	135.8	110.5	23.0%
Non-GAAP Adjusted Gross Profit (1)	50.3	46.0	9.3%
Non-GAAP Adjusted Gross Margin(2)	37.0%	41.7%	-4.7p.p.
Total Active Customers(3)	6,458	7,358	-12.2%
(1)	For a reconciliation of the Non-GAAP Adjusted Gross Profit of our CPaaS business segment to Gross Profit of our CPaaS business segment, see Selected Financial Data section below.
(2)	We calculate Non-GAAP Adjusted Gross Margin of our CPaaS business segment as Non-GAAP Gross Profit of our CPaaS business segment divided by revenue of our CPaaS business segment.
(3)	We define an active customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an inactive customer.

Our CPaaS business reported Net Revenues of BRL 135.8 million in Q1 2024, up 23.0% YoY, while Non-GAAP Gross Profit increased 9.3% YoY to BRL 50.3 million from BRL 46.0 million. Non-GAAP Gross Margin reached 37.0% to our expected target margins, compared to 41.7% mainly due to the higher concentration of large enterprises in the revenue mix. We were able to maintain the SMS volumes recovered from certain large clients in H2 2023.

Consolidated Financial Results

Revenue

Consolidated revenues in Q1 2024 totaled BRL 212.6 million, up 18.8% YoY, mainly reflecting the 23.0% increase in CPaaS and 12.0% in SaaS.

Profitability

Our Non-GAAP Adjusted Gross Profit increased 1.3% YoY in Q1 2024 to BRL 93.6 million, mainly reflecting the 9.3% increase in CPaaS Non-GAAP Adjusted Gross Profit, which has lower margins than SaaS, and which was offset by the decrease in SaaS Non-GAAP Adjusted Gross Profit. Non-GAAP Adjusted Gross Margin went down by 7.6 p.p. to 44.0% in Q1 2024 from 51.6% in Q1 2023, reflecting the higher CPaaS participation in the revenue mix, from 61.7% in Q1 2023 to 63.9% in Q1 2024 and the lower margins in SaaS, as it expanded more with large enterprise customers. The 44.0% margin level is within our guidance range for 2024.

Adjusted EBITDA in Q1 2024 was positive BRL 13.4 million, compared to BRL 7.8 million in Q1 2023. The 71.6% increase is mainly due to higher revenues and stricter expense control. Additionally, our Adjusted EBITDA included earn-out expenses of R$10.1 million, related to the last renegotiations of earn-out payments, without cash impact for Q1 2024. Our Normalized EBITDA, which excludes the earn-out expenses impact, totaled R$23.5 million, up 200.2% YoY.

3	Earnings Release | Q1 2024

Reiterating FY 2024 Guidance

FY 2024 Guidance
Revenue	BRL$930 - $970 million
Y/Y Growth	15% - 20%
Non-GAAP Adjusted Gross Margin	42% - 45%
Normalized EBITDA	BRL$120 - $140 million

Conference Call

In the following week, the Company will upload the presentation and pre-recorded remarks to its investor relations website. The IR team will be available for any questions.

Additional information regarding Zenvia can be found at https://investors.zenvia.com.

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – FG-IR Fabiane Goldstein – (954) 625-4793 – fabi@fg-ir.com

About ZENVIA

Zenvia (NASDAQ: ZENV) is a technology company dedicated to creating a new world of experiences. It focuses on enabling companies to create personalized, engaging and fluid experiences across the entire customer journey, all through its unified, multi-channel customer cloud solution. Boasting two decades of industry expertise, over 13,000 customers and operations throughout Latin America, Zenvia enables businesses of all segments to amplify brand presence, escalate sales, and elevate customer support, generating operational efficiency, productivity and results, all in one place. To learn more and get the latest updates, visit our website and follow our social media profiles on LinkedIn, Instagram, TikTok and YouTube.

Forward-Looking Statements

The preliminary fourth quarter and full year operating results set forth above are based solely on currently available information, which is subject to change. These preliminary operating results constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

4	Earnings Release | Q1 2024

SELECTED FINANCIAL DATA

The following selected financial information are preliminary, unaudited and are based on management's initial review of operations for the first quarter of 2024.

INCOME STATEMENT

	Q1
	2024	2023	Variation
	(non-audited)	(restated)
	(in thousands of R$)		(%)
Revenue	212,636	179,047	18.8%
Cost of services	(131,779)	(100,098)	31.6%
Gross profit	80,857	78,949	2.4%
Selling and marketing expenses	(27,359)	(27,442)	-0.3%
General and Administrative expenses	(31,270)	(31,447)	-0.6%
Research and development expenses	(14,796)	(14,004)	5.7%
Allowance for expected credit losses	(5,431)	(18,269)	-70.3%
Other income and expenses, net	(11,353)	(83)	n.m.
Operating loss	(9,352)	(12,296)	-23.9%
Financial expenses	(65,487)	(18,724)	249.7%
Finance income	5,283	2,625	101.3%
Financial expenses, net	(60,204)	(16,099)	274.0%
Loss before taxes	(69,556)	(28,395)	145.0%
Deferred income tax and social contribution	16,083	11,846	35.8%
Current income tax and social contribution	(2,420)	(218)	1010.1%
Loss for the period	(55,893)	(16,767)	233.4%
Loss for the period attributable to Owners of the Company	(56,011)	(16,839)	232.6%
Non-controlling interests	118	72	63.9%

5	Earnings Release | Q1 2024

BALANCE SHEET

	31-Dec-23	31-Mar-24
	(audited)	(non-audited)
Assets
Current assets	250,331	294,438
Cash and cash equivalents	63,742	71,525
Trade and other receivables	148,784	171,905
Tax assets	28,058	34,983
Prepayments	5,571	9,063
Other assets	4,176	6,962
Non-current assets	1,461,233	1,469,158
Restricted Cash	6,403	6,578
Tax assets	-	12
Prepayments	1,109	865
Financial Investment	-	-
Property, plant and equipment	14,413	14,518
Intangible assets and goodwill	1,347,327	1,339,121
Deferred Tax Assets	91,971	108,054
Other Assets	10	10
Total assets	1,711,564	1,763,596

	31-Dec-23	31-Mar-24
	(audited)	(non-audited)
Liabilities
Current liabilities	607,374	585,153
Loans, borrowings and Debentures	36,191	33,696
Derivative financial instruments
Trade and other payables	353,998	367,851
Liabilities from acquisitions	134,466	96,963
Tax liabilities	18,846	16,779
Employee benefits	50,085	59,257
Lease liabilities	2,056	2,314
Deferred revenue	11,547	8,156
Taxes to be paid in installments	185	137
Non-current liabilities	215,243	340,923
Liabilities from acquisitions	160,237	193,919
Trade and other payables	-	-
Loans, borrowings and Debentures	51,605	59,844
Lease liabilities	752	2,004
Provisions for tax, labor and civil risks	1,721	1,412
Taxes to be paid in installments	313	302
Employee Benefits	615	1,036
Derivative financial instruments	-	82,406
Equity	888,947	837,520
Capital	957,525	1,007,522
Reserves	247,464	199,627
Translation reserve	3,129	5,419
Accumulated losses	-319,591	-375,602
Other components of equity	283	283
Non-controlling interests	137	271
Total equity and liabilities	1,711,564	1,763,596

6	Earnings Release | Q1 2024

	Q1
	2024 (non-audited)	2023 (restated)
	(in thousands of R$)
Net cash from (used in) operating activities	-12,865	99,560
Net cash used in investing activities	-12,429	-2,703
Net cash from (used in) financing activities	33,334	-38,366
Exchange rate change on cash and cash equivalents	-257	288
Net (decrease) increase in cash and cash equivalents	7,783	58,779

	Interest	December 31, 2023 (audited)	March 31, 2024 (non-audited)
(in thousands of R$)
Working capital	100% CDI+2.51% to 6.55%	69,667	76,161
Debentures	18.16%	18,129	17,379
Total		87,796	93,540

7	Earnings Release | Q1 2024

Special Note Regarding Non-GAAP Financial Measures

This press release presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Adjusted Gross Profit, Non-GAAP Adjusted Gross Margin, Non-GAAP Adjusted Gross Profit for our SaaS business segment, Non-GAAP Adjusted Gross Profit for our CPaaS business segment, Non-GAAP Adjusted Gross Margin for our SaaS business segment, Non-GAAP Adjusted Gross Margin for our CPaaS business segment, Adjusted EBITDA and Normalized EBITDA. A Non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. These Non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Adjusted Gross Profit, Non-GAAP Adjusted Gross Margin, Non-GAAP Adjusted Gross Profit for our SaaS business segment, Non-GAAP Adjusted Gross Profit for our CPaaS business segment, Non-GAAP Adjusted Gross Margin for our SaaS business segment, Non-GAAP Adjusted Gross Margin for our CPaaS business segment, Adjusted EBITDA and Normalized EBITDA. Flow provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, cash flows or profit (loss) in making an investment decision.

The following table shows the reconciliation for our consolidated Non-GAAP Gross Profit and consolidated Non-GAAP Gross Margin:

	Q1
Consolidated	2024 (non-audited)	2023 (restated)
	(in thousands of R$)
Gross profit	80,857	78,949
(+) Amortization of intangible assets acquired from business combinations	12,785	13,511
Non-GAAP Gross Profit(1)	93,642	92,460
Revenue	212,636	179,047
Gross Margin(2)	38.0%	44.1%
Non-GAAP Gross Margin(3)	44.0%	51.6%

(1) We calculate Non-GAAP Adjusted Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations.

(2) We calculate gross margin as gross profit divided by revenue.

(3) We calculate Non-GAAP Adjusted Gross Margin as Non-GAAP Adjusted Gross Profit divided by revenue.

8	Earnings Release | Q1 2024

The following tables shows the reconciliation for the Non-GAAP Gross Profit and Non-GAAP Gross Margin for our SaaS and CPaaS business segments:

	Q1
SaaS Segment	2024 (non-audited)	2023 (restated)
	(in thousands of R$)
Gross profit	30,569	32,916
(+) Amortization of intangible assets acquired from business combinations	12,785	13,511
Non-GAAP Gross Profit(1)	43,354	46,427
Revenue	76,820	68,582
Gross Margin(2)	39.8%	48.0%
Non-GAAP Gross Margin(3)	56.4%	67.7%
(1)	We calculate Non-GAAP Adjusted Gross Profit for our SaaS business segment as gross profit for our SaaS business segment plus amortization of intangible assets acquired from business combinations for our SaaS business segment.
(2)	We calculate gross margin for our SaaS business segment as gross profit for our Saas business segment divided by revenue of our SaaS business segment.
(3)	We calculate Non-GAAP Adjusted Gross Margin for SaaS business segment as Non-GAAP Adjusted Gross Profit for our SaaS business segment divided by revenue for our SaaS business segment.

	Q1
CPaaS Segment	2024 (non-audited)	2023 (restated)
	(in thousands of R$)
Gross profit	50,300	46,033
(+) Amortization of intangible assets acquired from business combinations	0	0
Non-GAAP Gross Profit(1)	50,300	46,033
Revenue	135,816	110,462
Gross Margin(2)	37.0%	41.7%
Non-GAAP Gross Margin(3)	37.0%	41.7%
(1)	We calculate Non-GAAP Adjusted Gross Profit for our CPaaS business segment as gross profit for our CPaaS business segment plus amortization of intangible assets acquired from business combinations for our CPaaS business segment.

(2) We calculate gross margin for our CPaaS business segment as gross profit for our CPaaS business segment divided by revenue of our CPaaS business segment.

(3) We calculate Non-GAAP Adjusted Gross Margin for CPaaS business segment as Non-GAAP Adjusted Gross Profit for our CPaaS business segment divided by revenue for our CPaaS business segment.

9	Earnings Release | Q1 2024

The following table shows the reconciliation for our Adjusted EBITDA and Normalized EBITDA:

	Q1
	2024 (non-audited)	2023 (restated)
	(in thousands of R$)
Loss for the period	-55,893	-16,767
Current and Deferred Income Tax	-13,663	-11,628
Financial expenses, net	60,204	16,099
Depreciation and Amortization	22,797	20,133
Adjusted EBITDA(1)	13,445	7,837
Earn-outs	10,081	-
Non-Recurring Events	-	-
Normalized EBITDA(2)	23,526	7,837

(1)	We calculate Adjusted EBITDA as loss for the period adjusted by income tax and social contribution (current and deferred), financial expenses, net, depreciation and the goodwill impairment.
(2)	We calculate Normalized EBITDA as the Adjusted EBITDA adjusted by non-recurring events and non-cash impacts from earn-out adjustments.

10	Earnings Release | Q1 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 15, 2024

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer